August 5, 2024

Securities and Exchange Commission

Division of Corporate Finance

Office of Energy and Transportation

Washington, D.C.

Re: Lelantos Holdings, Inc.

Amendment No. 4 to Offering Statement on Form 1-A

Filed July 15, 2024

File No. 024-12414

Dear, Anuja Majmudar:

Pursuant to the commentary letter provided on July 29, 2024, I have outlined responses to each of the items listed in the commentary letter. Corresponding amendments have been made to the body of the Offering Statement as well.

General

1. Please tell us whether the members of Lelantos Holdings hold interests in Eco Management directly as individuals, or do they hold their interest through Lelantos Holdings (i.e., does Joshua Weaver own 16% of Eco Management economic rights and 32% of its voting rights as an individual, or does Lelantos Holdings own 50% of Eco Management, and Joshua Weaver holds his interests in Eco Management through his interest in Lelantos Holdings?).

Response

To clarify, the members of Lelantos Holdings hold an interest in Eco Management through their position on the Lelantos Holdings board. The board seats hold the voting rights and interest in the subsidiary. If the individuals (Joshua Weaver, Nathan Puente, and Sean Land) are removed from the board, the interest and voting rights in Eco Management Systems will remain in the parent company. Please see the attached org chart with the requested revisions that further note this. This clarification has also been added to the body of the offering circular under the description of Eco Management Systems.

2. We note the organization chart shows the officers of the entities, but not distribution of ownership interests. Please provide an organization chart that shows the distribution of ownership interests of Eco Management Systems and Lelantos Holdings.

Response

The organization chart (attached) has been updated to reflect the ownership interests of Eco Management and Lelantos Holdings.

Truly Yours

Nathan Puente

CEO

Lelantos Holdings

Nathan@Lelantos.Group

520-256-2248

Lelantos Holdings Corporate & Subsidiary Organization Chart

Lelantos Holdings Inc.

Sean Land*
President of Business Development/BOD
10,000,000 Common Shares in Lelantos Holdings
Lelantos Holdings Board Seat Controls 17% Equity Ownership & 32% Voting Rights in Eco Management Systems

Nathan Puente*
CEO/BOD
25,000,000 Common Shares in Lelantos Holdings
Lelantos Holdings Board Seat Controls 17% Equity Ownership & 32% Voting Rights in Eco Management Systems

Joshua Weaver*
COO/BOD
25,000,000 Common Shares in Lelantos Holdings
Lelantos Holdings Board Seat Controls 17% Equity Ownership & 32% Voting Rights in Eco Management Systems

Patrick Morris
Chief Counsel

Elliot Krug
Controller

100% Equity Ownership & 100% Voting Rights (Lelantos Holdings Inc. → Lelantos Energy)

50% Equity Ownership & 96% Voting Rights (Lelantos Holdings Inc. → Eco Management Systems)

LELANTOS ENERGY

Sean Land
President

Nathan Puente
CEO

Lloyd Wilford
Chief Technical Consultant

Joshua Weaver
COO

Casey McCormick
Operations Director

eco Management Systems

Amy Ritter
President of Operations/ Founder

Isaac Curiel
President of Construction/Founder

Sean Land
Director of Sales

Elanor Cantu
Vice President of Operations

Joshua Weaver
Director of Commercial Sales Operations

Jacarra Sansom
Procurement Manager

Cindy Gonalez
Construction Manager

Robert Grossman
Finance Manager